Exhibit 99.1

LogProstyle Inc. Aoyama Building 13th floor, 1-2-3 Kita-Aoyama, Minato-ku, Tokyo, 107-0061, Japan https://www.logprostyle.co.jp/

LogProstyle Announces Payment of US$0.0115 per Share, Representing First Installment of US$0.046 per Share Cash Dividend

September 3, 2026

LogProstyle Inc. (NYSE American: LGPS) (the “Company” or “LogProstyle”), headquartered in Minato-ku, Tokyo, Japan, today announced that it has paid the first quarterly installment of the cash dividend declared by its Board of Directors on July 13, 2026. The payment, in the amount of US$0.0115 per share, or US$271,525 in aggregate, represents the first installment of the previously announced cash dividend of US$0.046 per share, or US$1,086,047 in aggregate.

The first installment was paid on August 31, 2026 to shareholders of record as of the close of business on July 31, 2026. The ex-dividend date for market transactions was July 31, 2026, the same date as the record date. Depending on each shareholder’s financial institution and its remittance processing procedures, the actual date funds are received may vary by several business days from the payment date stated above.

Remaining Scheduled Payments

The remaining quarterly installments relating to the previously announced US$0.046 per share dividend are scheduled as follows:

Applicable quarter	Record date	Payment date	Dividend payable
FQ2	September 30, 2026	October 30, 2026	US$	0.0115
FQ3	December 31, 2026	January 29, 2027	US$	0.0115
FQ4	March 31, 2027	April 30, 2027	US$	0.0115

Japanese Withholding Tax

The Company has applied Japanese withholding tax at a uniform rate of 15.315% to the first installment payment described above.

Applicable withholding rate
Non-residents / foreign corporations	15.315% (20.42% for individual major shareholders)
Japanese residents / domestic corporations	0% (no withholding obligation for the Company)

Shareholders who are not subject to the Company’s withholding obligation — namely Japanese residents and domestic corporations — may apply for a refund. Details of the application procedure and the required forms are set out in the Japanese-language version of this release and on the Company’s website.

Forward-Looking Statements Disclaimer:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed or implied in the forward-looking statements. These risks and uncertainties include, but are not limited to, general economic conditions, changes in market conditions, the Company’s ability to execute its strategic initiatives, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission, including the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on July 13, 2026, as the same may be updated from time to time. Forward-looking statements speak only as of the date they are made and the Company undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this press release, except as required by applicable law. Any references to our website have been provided as a convenience, and the information contained on such website is not incorporated by reference into this press release.

About LogProstyle Inc.

LogProstyle Inc. is involved in a wide range of businesses, including real estate development, hotel management, and restaurant management. With the slogan “redefine life style,” the Company is working on various projects with the aim of illustrating an innovative and sustainable lifestyles. LogProstyle is the first unlisted Japanese company to list its Japanese common shares directly on a major United States stock exchange rather than through American Depositary Receipts (ADRs).

Website: https://www.logprostyle.co.jp/investors/

Contacts

LogProstyle Inc., Investor Relations: ir@logprostyle.co.jp

Alphaterra Advisory: takuo.katayama@alphaterraadvisory.com